CERTIFICATE OF SECRETARY

GUINNESS ATKINSON FUNDS

The undersigned, Joy Ausili, hereby certifies that she is a duly elected Secretary of The Guinness Atkinson Funds, a Delaware statutory trust (the “Trust”), hereby certifies that the following resolutions were adopted by the Board of Trustees of the Trust at its meeting on December 8, 2014 and that said resolutions have not been rescinded, modified or revoked, and remain in full force and effect on this date:

Upon motion duly made and seconded, the following resolutions were unanimously adopted, first by a majority of the “Disinterested Trustees” of the Fund, as that term is defined in Section 2(a)(19) of the 1940 Act, and then by a majority of the entire Board:

WHEREAS, Section 17(g) and Rule 17g-1 under the Investment Company Act of 1940 require a fidelity bond against larceny and embezzlement covering all officers and employees of a fund with access to securities or funds of the investment company; and
WHEREAS, Rule 17g-l requires that such fidelity bond must be in a form and amount (subject to certain specified minimums) as a majority of the disinterested Trustees shall approve after due consideration of all relevant factors, including, the anticipated value of the fund's assets, custody arrangements and the nature of a fund's investments; now it is

RESOLVED, that the officers of the Trust are authorized to purchase from Chubb Group Insurance Company (or from such other underwriter as the officers of the Trust deemed comparable and that Chubb Group Insurance Company provides coverage similar to the bond presented), a blanket bond in the amount of $750,000, to be in , in substantially the form presented at this meeting and that the appropriate officers of the Trust are authorized to increase the amount of the bond as is necessary to satisfy the requirements of Rule 17g-1 (d) under the Investment Company Act of 1940.

FURTHER RESOLVED, that the amount of the fidelity bond coverage is approved after consideration of all factors deemed relevant by the Board of Trustees, including, but not limited to, the existing and projected value of the aggregate assets of the Trust to which any covered person may have access, the estimated amount of the premium for such bond, the type and terms of the arrangements made for the custody and safekeeping of such assets and the nature of the securities held by the Company;

FURTHER RESOLVED, that any officer of the Trust is authorized to execute and deliver said fidelity bond and to make any and all payments and do any and all other acts, in the name of the Trust and on its behalf, as he or she, or any of them, may determine to be necessary or desirable and proper with advice of counsel in connection with the foregoing resolutions;

FURTHER RESOLVED; that Rita Dam is designated as the individual responsible for making the necessary filings and giving the notices with respect to such bond required by paragraph (g) of Rule 17g-1 under the Investment Company Act of 1940.

IN WITNESS WHEREOF, the undersigned has executed this Certificate as of this 15th day of December, 2014.

/s/Joy Ausili
Joy Ausili Secretary